Rec'd 2/10/06.

AMENDMENT 2/9/06

JAN 10 2006

SECURIT 06002096 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Rouser Road
(No. and Street)

Coraopolis (City) PA (State) 15108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen A. Black 412-262-1680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaughlin & Courson
(Name – *if individual, state last, first, middle name*)

8150 Perry Highway, Suite 201, (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Karen A. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of ~~September 30~~, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Tammy L. Patterson, Notary Public
Crescent Twp., Allegheny County
My Commission Expires Dec 17, 2006
Member Pennsylvania Association Of Notaries

Signature

V.P. & Fin Op.
Title

Tammy L Patterson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES INCORPORATED
P.O. BOX 926
MOON TOWNSHIP, PA 15108
PH: 412-262-1680, FAX: 412-262-7430

OATH OR AFFIRMATION

I, Karen A. Black, Vice President and Financial Operations Principal, of Anthem Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ANTHEM SECURITIES, INC. as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer "except as follows:" N/A

Karen A. Black
Vice President and Financial Operations Principal

Subscribed and sworn to before me

This 23 day of November, 2005

Tammy L Patterson

In and for the County of Allegheny
State of Pennsylvania.

My Commission Expires:

Notarial Seal
Tammy L. Patterson, Notary Public
Crescent Twp., Allegheny County
My Commission Expires Dec 17, 2006
Member, Pennsylvania Association Of Notaries

(Seal)

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

September 30, 2005 and 2004

TABLE OF CONTENTS

McLaughlin & Courson
Certified Public Accountants
8150 Perry Highway, Suite 202
Pittsburgh, PA 15237
Phone: (412) 348-0145
Fax: (412) 348-0149

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying statements of financial condition of Anthem Securities, Inc. (the "Company") as of September 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anthem Securities, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McLaughlin & Courson

November 10, 2005

ANTHEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 87,122	$ 85,303
Due from parent	23	-
	$ 87,145	$ 85,303

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Due to affiliates	$ 119	$ 3,684
STOCKHOLDER'S EQUITY		
Common stock, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Paid in capital	134,265	128,630
Retained earnings (deficit)	(47,739)	(47,511)
	87,026	81,619
	$ 87,145	$ 85,303

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF INCOME

Years Ended September 30, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 17,205,262	$ 11,391,428
Intercompany revenues	164,719	13,331
Interest and other income	5,288	1,231
	17,375,269	11,405,990
EXPENSES		
Program commissions	17,184,735	11,363,022
Other expenses	190,880	41,737
	17,375,615	11,404,759
NET (LOSS) INCOME BEFORE INCOME TAXES	(346)	1,231
INCOME TAXES		
Current income taxes (benefit)	(118)	419
NET (LOSS) INCOME	$ (228)	$ 812

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2005 and 2004

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE AT SEPTEMBER 30, 2003	$ 500	$ 134,265	$ (48,323)	$ 86,442
Contribution from parent		(5,635)		$ (5,635)
Net income	-	-	812	$ 812
BALANCE AT SEPTEMBER 30, 2004	500	128,630	(47,511)	81,619
Contribution from parent		5,635		5,635
Net loss	-	-	(228)	(228)
BALANCE AT SEPTEMBER 30, 2005	$ 500	$ 134,265	$ (47,739)	$ 87,026

See accompanying notes.

ANTHEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES		
Net (loss) income	$ (228)	$ 812
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Increase in:		
Due from parent	(23)	-
Increase(decrease) in:		
Due to affiliates	(3,565)	2,118
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,816)	2,930
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	5,635	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,635	-
CASH AT BEGINNING OF YEAR	85,303	82,373
CASH AT END OF YEAR	$ 87,122	$ 85,303
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes.

ANTHEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc.

Anthem Securities, Inc. is a wholly owned subsidiary of AIC, Inc., which is a wholly owned subsidiary of Atlas America, Inc. (Parent Company). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas, equipment leases limited or general partnerships, and limited partnerships interests in multi-family residential rental properties in which a subsidiary of Atlas America, Inc. or Resource America, Inc. (a related company) is the managing general partner. Substantially all of the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas America, Inc. or Resource America, Inc. (a related company).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Transactions - The Company sells direct participation interests in oil and gas, equipment leases limited or general partnerships, and limited partnership interests in multi-family residential rental properties on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

Generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at September 30, 2005 and 2004.

Income Taxes - Anthem Securities, Inc. joins with AIC, Inc. in filing a consolidated federal income tax return with Atlas America, Inc. Generally, the consolidated current federal income tax liability is settled between the Company and its parent as if the Company had filed separate returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

Commissions Received and Paid

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by a subsidiary of Atlas America, Inc. or Resource America, Inc. (a related company). Commission rates vary between 10.5% and 13.5% on the gross proceeds of the sale. Under agreements with the managing general partners, the Company may retain .5% of the gross proceeds from Reg D offerings of oil and gas partnerships and 2% of the gross proceeds from the equipment lease and real estate partnerships.

During the years ended September 30, 2005 and 2004, the Company waived its right to the commission retainage.

Operating and Administrative Costs

The Company entered into an agreement with its parent company, AIC, Inc. and Leaf Asset Management, Inc., establishing that they are responsible for contributing capital to cover all operating and overhead expenses, as well as certain administrative expenses of the Company. The agreement also states that the Company is in no way obligated to repay them for such contributions. During the years ended September 30, 2005 and 2004, Anthem Securities did not contribute towards the payment of its operating and administrative expenses.

In August of 2004 the Company started recording certain administrative expenses incurred by them. Previously, these expenses were paid directly by the parent company.

NOTE D - INCOME TAXES

Income tax expense for the years ended September 30, 2005 and 2004 is summarized as follows:

	2005	2004
Federal:		
Current income tax expense (benefit)	$ (118)	$ 419
Deferred income tax expense	-	-
State:		
Current income tax expense	-	-
Deferred income tax expense	-	-
Total	$ (118)	$ 419

NOTE E - CONCENTRATION OF CREDIT RISK

At various times during the years ended September 30, 2005 and 2004, the Company maintained bank accounts with statement balances in excess of the FDIC insured amount of $ 100,000.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations.

	2005	2004
Net capital	$87,122	$85,303
Excess net capital	$82,122	$80,303
Net capital ratio	.001 to 1	.04 to 1

NOTE G - REGULATORY EXEMPTIONS

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

SUPPLEMENTARY INFORMATION

McLaughlin & Courson
Certified Public Accountants
8150 Perry Highway, Suite 202
Pittsburgh, PA 15237
Phone: (412) 348-0145
Fax: (412) 348-0149

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Anthem Securities, Inc.

We have audited the accompanying financial statements of Anthem Securities, Inc. as of and for the year ended September 30, 2005, and have issued our report thereon dated November 10, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaughlin & Courson

November 10, 2005

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2005

NET CAPITAL	
Total stockholders' equity	$ 87,026
Deductions and/or charges:	
Non-allowable assets	
Net due to(from) affiliates	(96)
Total deductions and/or charges	(96)
Net capital before haircuts on securities positions (Tentative net capital)	87,122
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Trading and investment securities	
Debt securities	-
Other securities	-
	-
Undue concentrations	-
	-
Net capital	$ 87,122

ANTHEM SECURITIES, INC.

SCHEDULE FOR THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2005

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Due to affiliates	$	96
Total aggregate indebtedness	$	96

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	6
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess(deficient) net capital	$	82,122
Excess(deficient) net capital at 1000%	$	87,112
Ratio: Aggregate indebtedness to net capital		.001 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of September 30, 2005)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	86,908
Audit adjusting journal entries		118
Reduction due to non-allowed assets included in audit adjusting journal entries		96
Net capital page 10	$	87,122

McLaughlin & Courson
Certified Public Accountants
8150 Perry Highway, Suite 202
Pittsburgh, PA 15237
Phone: (412) 348-0145
Fax: (412) 348-0149

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Anthem Securities, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of Anthem Securities, Inc. (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McLaughlin & Cowan

November 10, 2005